Exhibit 99.1

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com
September 24, 2010

FOR IMMEDIATE RELEASE

ENERPLUS ANNOUNCES NEW DIRECTOR TO BOARD

CALGARY, September 24, 2010 - Mr. Douglas R. Martin, Chairman of the Board of Enerplus Resources Fund ("Enerplus") (TSX - ERF.un, NYSE - ERF) is pleased to announce that Mr. Elliott Pew has joined the Board of Directors of Enerplus.

Mr. Pew brings 30 years of oil and gas industry experience to Enerplus. He has served in various oil and gas executive positions including Executive Vice-President of Exploration with Newfield Exploration Company, Senior Vice-President of Exploration with American Exploration and Chief Operating Officer of Common Resources, a company he helped co-found that was involved extensively in both the Haynesville and Eagleford natural gas shale plays.

Mr. Pew is a geology graduate of Franklin and Marshall College and holds a Master of Arts Degree in geology from the University of Texas.

Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Resources Fund